United States Securities and Exchange Commission

Washington, D.C. 20549

--------------------------------------------------------x	File No. 812-_________________

In the matter of:

WisdomTree Asset Management, Inc.; and
WisdomTree Trust

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Application under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act” or the “Act”) for an exemption from Rule 12d1-2(a) under the Act.

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All communications and orders to:

Jonathan Steinberg	Richard Morris, Esq.
WisdomTree Trust	WisdomTree Asset Management, Inc.
380 Madison Avenue, 21st Floor	380 Madison Avenue, 21st Floor
New York, New York 10017	New York, New York 10017

with a copy to:

W. John McGuire, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

Page 1 of 14 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on March 13, 2009

I. INTRODUCTION

WisdomTree Asset Management, Inc. (“WTAM” or the “Adviser”) and WisdomTree Trust (“WisdomTree Trust” or the “Trust“), hereby apply for an order from the U.S. Securities and Exchange Commission (the “Commission”) on behalf of (i) the Trust and all existing and future series of the Trust (“Funds”); (ii) all other existing or future registered open-end management investment companies or a series thereof advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser that are registered under the 1940 Act and that are in the same group of investment companies, as defined in Section 12(d)(1)(G) of the 1940 Act, as the Trust (together with the Funds, the “Applicant Funds”); and (iii) any entity controlling, controlled by or under common control with the Adviser that, now or in the future, acts as an investment adviser with respect to the transactions described herein (together with the Adviser and the Applicant Funds, the “Applicants“).1

Applicants hereby file this Application pursuant to Section 6(c) of the 1940 Act for an order exempting Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any Applicant Fund that may invest in other Applicant Funds (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).

1 Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and conditions in this Application.

II. APPLICANTS

The Trust is a Delaware statutory trust registered with the Commission as an open-end series management investment company. The Trust is organized as a series fund with multiple separate Funds, certain of which are currently offered and sold pursuant to its Registration Statement on Form N-1A.2 Each of the Funds is an exchange-traded fund3 and has its own investment objectives and policies. Applicants intend to operate certain of the Funds as “ETFs of ETFs” in the future.4 As used herein, “Trust” shall also mean any other open-end series management investment company registered with the Commission and advised by the Adviser or an entity controlled by or under common control with the Adviser.

2 Currently fifty (50) of the Trust’s series are operational. We note that not all Funds registered with the Commission have commenced operations. The Trust may offer additional series in the future.

3 Applicants have received Commission relief to operate index-based exchange traded funds. WisdomTree Investments, Inc., et al., Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and 27391 (June 12, 2006) (order), as amended by WisdomTree Investments, Inc., et al., Investment Company Act Release Nos. 27976 (Sept. 21, 2007) (notice) and 28015 (Oct. 17, 2007) (order). Applicants note that they have also received prior Commission relief to operate certain series of the Trust that utilize active management strategies. WisdomTree Investments, Inc., et al., Investment Company Act Release Nos. 28147 (Feb. 6, 2008) (notice) and 28174 (Feb. 27, 2008) (order) and WisdomTree Investments, Inc., et al., Investment Company Act Release Nos. 28419 (Sept. 29, 2008) (notice) and 28471 (Oct. 27, 2008) (order) (collectively, the “Prior Orders”).

4 In operating ETFs of ETFs, Applicants would rely on the Commission’s no-action relief in iShares Trust et al., Ref. No. 2008-1-ICR (Oct. 22, 2008). Pursuant to the iShares Trust letter, the ETFs of ETFs would comply with the conditions of the Prior Orders, as applicable, and would be subject to, and comply with, the following conditions: (i) the Trust’s board will make a determination that investing in Underlying Funds to seek an ETF of ETF’s investment objective is in the best interest of the ETFs of ETFs and their shareholders; (ii) the Trust will notify each fund that previously entered into a “fund of funds” acquiring fund agreement with the ETFs of ETFs, if any, that the fund will no longer be able to acquire shares of the ETFs of ETFs beyond the limits of Section 12(d)(1) of the Act; and (iii) the ETFs of ETFs will disclose in their prospectus and website that they will seek their investment objective by investing in Underlying Funds.

WisdomTree Asset Management, Inc., a Delaware corporation with its principal office in New York City, currently serves as Adviser to the Funds. The Adviser, registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), is a wholly owned subsidiary of WisdomTree Investments, Inc. (“WTI”).5 The Adviser and the Trust may also hire one or more subadvisers for the Funds (the “Subadvisers”). Any Subadviser will be registered as an investment adviser under the Advisers Act. The Adviser, subject to the oversight and authority of the Board, manages each Fund’s investment program either directly or through a Subadviser, arranges and oversees the provision of other necessary services for the Funds (including custodial, transfer agency and administration services) and furnishes office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund.

III. APPLICANTS’ PROPOSAL

Applicants propose that, subject to the terms and conditions set forth in this Application, each Applicant Fund be permitted to invest in Other Investments while investing in Underlying Funds as set forth in its prospectus and in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act. The opportunity to invest in Underlying Funds and Other Investments will allow the Applicant Funds greater flexibility to meet their investment objectives than is possible through the more limited kinds of investments expressly permitted by Rule 12d1-2(a) (e.g., stocks and bonds). In addition, there may be times when using a derivative might allow an Applicant Fund to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund. Each Applicant would use Other Investments

5 “WisdomTree” and “WisdomTree Investments” are registered marks of WTI.

for a purpose that is consistent with the Applicant Fund’s investment objectives, policies, strategies and limitations. As part of its strategy to invest in securities, Other Investments and Underlying Funds, an Applicant Fund also may, pursuant to Rule 12d1-2 under the Act, invest in securities issued by another registered investment company that is not in the same group of investment companies as the Applicant Fund consistent with Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act. The Adviser believes that its ability to use the fund of funds structure in combination with direct investments in securities and Other Investments will allow it to create investment products designed to meet the needs of a wide variety of fund investors. Applicants note that ETFs that invest in certain types of Other Investments (such as the WisdomTree Currency ETFs that utilize forward currency contracts), as well as “ETFs of ETFs”, are available to investors and have not experienced significant operational or trading issues. Applicants expect that ETFs of ETFs which invest a portion of their assets in Other Investments would operate in a similar manner, would have efficient creation and redemption mechanisms, and would not experience any significant operational or trading issues.

Consistent with its fiduciary obligations under the Act, each Applicant Fund’s board of trustees or directors will review the advisory fees charged by the Applicant Fund’s investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Applicant Funds may invest.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies.

In 1996, Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies that are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(l) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I) the acquired company and the acquiring company are part of the same group of investment companies;

(II) the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III) with respect to

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) by a securities association registered under Section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV) the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006, the Commission adopted Rule 12d1-2 under the Act.6 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire:

(1) Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2) Securities (other than securities issued by an investment company); and

(3) Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.7 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring

6 See Fund of Funds Investments, Investment Company Act Release No. IC-27399 (June 20, 2006) (the “Adopting Release”).

7 See Adopting Release at 17, n.58.

fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”8 The passage of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority set forth in Section 12(d)(1)(G) to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”9

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.10 It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

8 Id. at 17-18.

9 See H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

10 See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

Applicants believe that permitting the Applicant Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large-scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors11 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements, including those where a fund of funds also invests in government securities and short-term paper, do not raise the concerns underlying the prohibitions in Sections 12(d)(l)(A) and (B). Section 12(d)(1)(G) respects these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself. The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(l)(G) was intended to address.

Likewise, permitting the Applicant Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Applicant Funds a broader array of investment options through which to pursue their investment objectives.

11 See The Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “consistent with the public interest and the protection of investors,” and therefore meets the standards of relief set forth in Sections 12(d)(l)(J) and 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V. SUPPORTING PRECEDENT

The Commission has previously granted exempted relief authorizing registered investment companies relying on Section 12(d)(l)(G) and Rule 12d1-2 to invest in some combination of futures contracts and other derivatives and financial instruments that are not specifically identified in Section 12(d)(1)(G)(i)(II) or in Rule 12d1-2(a)(2). See, e.g., Morgan Stanley Series et al., File No. 812-13529, Investment Company Ref. Nos. 28444 (Oct. 21, 2008) (order) and 28388 (Sept. 23. 2008) (notice); Aberdeen Asset Management, Inc. et al., File No. 812-13531, Investment Company Ref. Nos. 28443 (Oct. 21, 2008) (order) and 28401 (Sept. 25, 2008) (notice); UBS Funds, et al., File No. 812-13453, Investment Company Ref. Nos. 28080 (Jan. 1, 2008) (order) and 28122 (Dec. 19, 2007) (notice); Vanguard Star Funds, et al., File No. 812-13412, Investment Company Act Release Nos. 28024 (Oct. 24, 2007) (order) and 28000 (Sept. 28, 2007) (notice).

The Prior Orders permit the Funds to invest in futures contracts and other derivatives and financial instruments that are not specifically identified in Section 12(d)(1)(G)(i)(II) or in Rule 12d1-2(a)(2). In addition, as noted herein, the Commission has provided no-action relief permitting ETFs to operate as “ETFs of ETFs” subject to compliance with the exemptive relief authorizing such ETFs and certain other conditions. iShares Trust et al., Ref. No. 2008-1-ICR (Oct. 22, 2008).

VI. APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition: Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Applicant Fund from investing in Other Investments as described in this Application.

VII. REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Section 6(c) of the Act and, therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Applicants file this Application in accordance with rule 0-2 under the Act, and state that their address is printed on the Application’s facing page and that they request that all written communications concerning the Application be directed to the person(s) and address(es) printed on the Application’s facing page. Also, Applicants have attached as exhibits to the Application the required verifications and proposed Notice of Application.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Jonathan Steinberg is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Chief Executive Officer. Jonathan Steinberg is authorized to sign and file this document on behalf of the Trust pursuant to the following resolutions adopted by the Board of the Trust on February 12, 2009:

RESOLVED, that the Board of Trustees (the “Board”) of WisdomTree Trust (the “Trust”), hereby approves the filing with the Securities and Exchange Commission (“SEC”) of such requests for exemptive and no-action relief as one or more officers of the Trust, with advice of counsel, deem necessary or appropriate to permit the Trust’s series to invest in other Trust series and in non-affiliated investment companies in excess of the limits of Section 12(d)(1)(A) and (B) of the Act and other investments, specifically in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act, to the extent consistent with each such series’ investment objectives, policies, strategies and limitations; and it is further.

RESOLVED, that the Board hereby authorizes each officer of the Trust to execute any certificate, instruction, notice or other instrument as such officer(s) deem necessary or appropriate to effectuate the purpose or intent of the foregoing.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

Based on the facts, analysis, and conditions in this Application, Applicants respectfully request that the Commission issue an order under Section 6(c) of the Act granting the relief requested by this Application.

Dated: March 13, 2009

WISDOMTREE ASSET MANAGEMENT, INC.

By:	/s/ Jonathan Steinberg
Name: Jonathan Steinberg Title: Chief Executive Officer

WISDOMTREE TRUST

By:	/s/ Jonathan Steinberg
Name: Jonathan Steinberg Title: Chief Executive Officer

EXHIBIT A

Verification of Application and Statement of Fact

In accordance with Rule 0-2(d) under the Act, the undersigned, states that he has duly executed the attached Application for an order, dated as of March 13th, 2009, for and on behalf of WisdomTree Asset Management, Inc. and WisdomTree Trust; that he is the Chief Executive Officer and/or President of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jonathan Steinberg
Name: Jonathan Steinberg Dated: March 13, 2009

A-14